

April 22, 2019

Donald Allan, Jr.
Executive Vice President and Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

> **Re: Stanley Black & Decker, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2018**
> **Filed February 26, 2019**
> **Form 8-K Filed January 22, 2019**
> **File No. 001-05224**

Dear Mr. Allan:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill and Intangible Assets, page 39

1.   We note, for your annual goodwill impairment test, you performed the quantitative test for three of your reporting units. Please expand your disclosure to identify those reporting units and indicate, if true, that the fair values of those reporting units are substantially in excess of their carrying values. Identify for us any reporting units with a fair value not substantially in excess of their carrying value and quantify the related goodwill associated with those reporting units. For any reporting unit with a fair value not substantially in excess of their carrying value, please provide investors with additional information regarding the risk associated with the reporting unit, including the following information necessary to assess the probability of a future material impairment charge:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

Form 8-K Filed January 22, 2019, page 4

2.   We note you present Non-GAAP Adjusted EPS guidance for fiscal year 2019 in your earnings release without reconciling to the corresponding GAAP amounts. Please review the guidance provided in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction